Exhibit 4.6

DESCRIPTION OF COMMON STOCK

As of December 31, 2019, FTS International, Inc. (the “Company,” “we,” “our” or “us”) had one class of securities, our common stock, par value $0.01 per share, registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The following description of our common stock is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, the registration rights agreement, entered into as of February 1, 2018, with Maju Investments (Mauritius) Pte Ltd (“Maju”), CHK Energy Holdings, Inc. (“CHK”), Senja Capital Ltd (“Senja”) and Hampton Asset Holding Ltd. (“Hampton”) (the “Registration Rights Agreement”),  the investors’ rights agreement, entered into as of February 1, 2018, with Maju and CHK (the “Maju and CHK Investors’ Rights Agreement”) and the investors’ rights agreement, entered into as of February 1, 2018, with Senja and Hampton (the “Senja and Hampton Investors’ Rights Agreement” and together with the Maju and CHK Investors’ Rights Agreement, the “Investors’ Rights Agreements”), which are included as exhibits to this Annual Report on Form 10-K, and to the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

Capital Structure

Our authorized capital stock consists of 345,000,000 shares, $0.01 par value per share, of which:

•	320,000,000 shares are designated as common stock; and

•	25,000,000 shares are designated as preferred stock.

Our board of directors is authorized to issue additional shares of our capital stock without stockholder approval, except as required by the New York Stock Exchange listing standards.

Common Stock

Voting Rights.    The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the shares voting can elect all of the directors. The holders of a majority of the shares of common stock issued and outstanding constitute a quorum at all meetings of stockholders for the transaction of business.

Dividends.    The holders of our common stock are entitled to dividends if, as and when declared by our board of directors, from legally available funds, subject to certain contractual limitations on our ability to declare and pay dividends.

Other Rights.  No holder of our common stock has any preemptive right to subscribe for any shares of our capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any.

Registration Rights

Under the terms of the Registration Rights Agreement, the parties may demand registration of their Registrable Shares (as defined in the Registration Rights Agreement) under the Securities Act of 1933, as amended (the “Securities Act”). We are not obligated to effectuate more than four demand registrations for each of Maju and CHK, and four demand registrations for Senja and Hampton collectively. Any demand registration must be for an anticipated aggregate offering price of at least $50.0 million. In addition, in the event we register additional shares of common stock for sale to the public, we are required to give notice of the registration to the parties to the Registration Rights Agreement and, subject to certain limitations, include shares of common stock held by them in the registration. The Registration Rights Agreement includes customary indemnification and contribution provisions in favor of the parties to the Registration Rights Agreement against certain losses and liabilities arising out of or based upon any filing or other disclosure made by us under securities laws relating to such registration. We will generally pay all registration expenses in connection with our registration obligations.

Anti-takeover Effects of Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	provide that our board of directors is classified into three classes of directors;

•

provide that stockholders may, except as set forth in the Investors' Rights Agreements, remove directors only for cause and only with the approval of holders of at least 66 2/3% of our then-outstanding capital stock;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, except, at any time Maju, CHK, Senja and Hampton have the right to nominate a director under their respective Investors' Rights Agreement, any vacancy resulting from the death, disability, retirement, resignation or removal of a director nominated by these stockholders will be filled by the applicable nominating stockholder;

•	provide that our stockholders may not take action by written consent, and may only take action at annual or special meetings of our stockholders;

•

provide that stockholders, other than Maju, CHK, Senja and Hampton, seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

•	restrict the forum for certain litigation against us to Delaware;

•

not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election);

•

provide that special meetings of our stockholders may be called only by (1) the Chairman of the board of directors, (2) our Chief Executive Officer, (3) the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors or (4) stockholders with at least 25% of our then-outstanding capital stock;

•

provide that, except as set forth in the Investors' Rights Agreements, stockholders may amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

•

provide that, except as set forth in the Investors' Rights Agreement, certain provisions of our amended and restated certificate of incorporation may only be amended upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote, voting together as a single class.

Further, we have expressly opted out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, "voting stock" has the meaning given to it in Section 203 of the DGCL. Our amended and restated certificate of incorporation provides that Maju and CHK and their affiliates and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute "interested stockholders" for purposes of this provision.

Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Choice of Forum

Unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders; any action asserting a claim against us arising pursuant to the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or any action asserting a claim against us that is governed by the internal affairs doctrine.

The forum selection provision is intended to apply "to the fullest extent permitted by applicable law" to the above-specified types of actions and proceedings, including, to the extent permitted by the federal securities laws, to lawsuits asserting both the above-specified claims and federal securities claims. However, application of the forum selection provision may in some instances be limited by applicable law. Section 27 of the Exchange Act provides: "The district courts of the United States ... shall have exclusive jurisdiction of violations of [the Exchange Act] or the rules and regulations thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by [the Exchange Act] or the rules and regulations thereunder." As a result, the forum selection provision will not apply to actions arising under the Exchange Act or the rules and regulations thereunder. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our common stock trades on the New York Stock Exchange under the ticker symbol "FTSI."

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